SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 4, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND SEVENTY-EIGHTH BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met,  on an ordinary basis, at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on December 13, 2018, at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, pursuant to the caput and paragraph six of article 13 of the Bylaws.

(...)

The Chairman of the Board of Directors, Mario Engler, once again turned the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Accounting Superintendent, Marcelo Miyagui, who presented item 4 of the agenda, “Capital increase to incorporate earnings reserves” (time: 15’), based on Resolution of the Board of Executive Officer no. 0353/2018, of November 27, 2018, FC Internal Communication no. 075/2018, of November 21, 2018, and the power point presentation, all of which are filed in the meeting’s electronic folder. Please note that, pursuant to paragraph two of Article 166 of Federal Law 6,404/76 and Article 19-I-(i) of the Bylaws, the matter was discussed at the Fiscal Council’s Meeting held on November 29, 2018. It refers to the proposal for the capitalization of earnings reserves totaling five billion reais (R$5,000,000,000.00), without the issue of new shares and within the authorized limit, and the maintenance of the balance of four billion, three hundred and twenty-five million, fifty-three thousand, four hundred and nine reais and forty-six centavos (R$4,325,053,409.46) to support the declaration of Interest on Equity in the next fiscal year (this reserve is used as a basis for calculating one of the interest deductibility limits), so that, after the incorporation of reserves, the paid-in capital stock will total fifteen billion reais (R$15,000,000,000.00), reaching the authorized capital limit. Equity will be composed as follows:

	2018	Capitalization	2018 - Estimate after capitalization
Capital Stock	10,000,000,000.00	5,000,000,000.00	15,000,000,000.00
Legal Reserve	1,058,276,660.99	-	1,058,276,660.99
Investment Reserve	6,939,295,825.99	(5,000,000,000.00)	1,939,295,825.99
Additional Dividend Proposed	-	-	-
Earnings Reserve	7,997,572,486.98	(5,000,000,000.00)	2,997,572,486.98
Retained Earnings/Accumulated Losses	1,327,480,922.48	-	1,327,480,922.48
Equity Valuation Adjustments	(538,101,856.35)	-	(538,101,856.35)
Total Equity	18,786,951,553.11	-	18,786,951,553.11

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Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

The matter was discussed and subsequently voted on, pursuant to item XVII of Article 14 of the Bylaws, and the “Capital increase to incorporate earnings reserves” was unanimously approved, pursuant to the capitalization proposal presented.

(...)

The minutes were signed by the members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Karla Bertocco Trindade, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Rogério Ceron de Oliveira and Sergio Ricardo Ciavolih Mota.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, December 21, 2018.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 4, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.